EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.       Name and Address of the Company

GOLD STANDARD VENTURES CORP.
610-815 West Hastings Street
Vancouver, BC V6C 1B4

("Gold Standard" or the "Issuer")

Item 2.       Dates of Material Changes

January 28, 2015 and February 3, 2015

Item 3.       Press Releases

Press releases were disseminated through Marketwired news services on January 28, 2015 and February 3, 2015, respectively.

Item 4.       Summary of Material Change

January 28, 2015 - The Company has entered into an underwriting agreement with a syndicate of underwriters led by Macquarie Capital Markets Canada Ltd. and including H.C. Wainwright & Co., LLC to sell and distribute a total of 17,000,000 common shares of the Company at a price of US$0.47 per share to raise gross proceeds of US$7,990,000.

February 3, 2015 - The Company has closed its previously announced public offering of 19,032,000 common shares of the Company, including 2,032,000 common shares issued on partial exercise of the over-allotment option, at a price of US$0.47 per share for gross proceeds of US$8,945,040 (the “Offering”). The Offering was undertaken by a syndicate of underwriters led by Macquarie Capital Markets Canada Ltd. and including H.C. Wainwright & Co., LLC.

Item 5.       Full Description of Material Change

January 28, 2015 - See attached news release dated January 28, 2015.

February 3, 2015 - See attached news release dated February 3, 2015.

Item 6.       Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Nothing in this form is required to be maintained on a confidential basis.

Item 7.       Omitted Information

Not applicable.

Item 8.       Executive Officer

Richard Silas (Corporate Secretary) Ph. 604-669-5702

Item 9.       Date of Report

February 3, 2015

GOLD STANDARD VENTURES CORP.

By:

“Richard Silas”

Corporate Secretary
(Official Capacity)

Richard Silas

(Please print here name of individual whose signature appears above.